Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008*	June 30, 2009	June 30, 2008*
Earnings:
Pre-tax income from continuing operations	$5,440	$9,862	$153,963	$20,532
Add:
Interest expense, net	19,568	16,782	33,795	32,188
Portion of rent under long-term operating
leases representative of an interest factor	299	216	654	332
Amortization of capitalized interest	103	66	195	127
Less:
Income from unconsolidated subsidiary	(1,587)	-	(1,923)	-
Total earnings available for fixed charges	$23,823	$26,926	$186,684	$53,179

Fixed Charges:
Interest expense	$19,568	$16,782	$33,795	$32,188
Portion of rent under long-term operating
leases representative of an interest factor	299	216	654	332
Capitalized interest	261	565	1,136	934
Total fixed charges	$20,128	$17,563	$35,585	$33,454

Ratio of earnings to fixed charges (x times)	1.18	1.53	5.25	1.59

* The ratio of earning to fixed charges for the three and six months ended June 30, 2008 are different from previously disclosed amount due to the impact of SFAS No. 160 " Noncontrolling Interest in Consolidated Financial Statements- An amendment of ARB No. 51".